(CONTROL DATA LOGO)

                                                                  July 15, 1997

Dear Stockholder:

     I am pleased to inform you that on July 8, 1997, Control Data Systems, Inc. ("Control Data") entered into an Agreement and Plan of Merger (the "Merger Agreement") with CDSI Holding Corporation ("Parent") and its wholly-owned subsidiary, CDSI Acquisition Corp. (the "Purchaser"), that provides for the acquisition of Control Data by Parent through the Purchaser at a price of $20.25 per share. Under the terms of the Merger Agreement, the Purchaser has commenced today a cash tender offer to purchase all Control Data common stock at a price of $20.25 per share, net cash to tendering stockholders. The tender offer is currently scheduled to expire at 12:00 midnight on Monday, August 11, 1997.

     Following the successful completion of the tender offer, upon approval by stockholder vote, if required, the Purchaser will be merged into Control Data and all shares not purchased in the tender offer (other than shares held by dissenting stockholders, if applicable) will be converted into the right to receive in cash the same price per share as is paid in the tender offer, without interest.

     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE TENDER OFFER, AND THE MERGER AND HAS DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF CONTROL DATA STOCKHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU ACCEPT THE TENDER OFFER AND TENDER YOUR CONTROL DATA STOCK TO THE PURCHASER PURSUANT TO THE TENDER OFFER.

     In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors that are described in the enclosed Schedule 14D-9, including, among other things, the opinion of Cowen & Company that the financial terms of the tender offer and the merger are fair to the Control Data stockholders (other than Parent and its affiliates) from a financial point of view as of the date of such opinion.

     Also accompanying this letter is a copy of the Purchaser's Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering shares. These documents set forth the terms and conditions of the Purchaser's offer and provide instructions as to how to tender your shares. We urge you to read each of the enclosed materials carefully.

                                        Sincerely,

                                        CONTROL DATA SYSTEMS, INC.

                                        /s/ James E. Ousley

                                        James E. Ousley
                                        President and Chief Executive Officer

Enclosures

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                              ------------------

                                 SCHEDULE 14D-9

                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                           CONTROL DATA SYSTEMS, INC.
--------------------------------------------------------------------------------
                           (Name of Subject Company)

                           CONTROL DATA SYSTEMS, INC.
--------------------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  21238F 10 6
--------------------------------------------------------------------------------
                     (CUSIP Number of Class of Securities)

                                 JAMES E. OUSLEY
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           CONTROL DATA SYSTEMS, INC.
                           4201 LEXINGTON AVENUE NORTH
                        ARDEN HILLS, MINNESOTA 55126-6198
                                 (612) 415-3001
--------------------------------------------------------------------------------
       (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                    COPY TO:
                              KEITH A. LIBBEY, ESQ.
                            FREDRIKSON & BYRON, P.A.
                          900 SECOND AVENUE, SUITE 1100
                              MINNEAPOLIS, MN 55402
                                 (612) 347-7010

                                  INTRODUCTION

     This Solicitation/Recommendation Statement on Schedule 14D-9 relates to an offer by CDSI Acquisition Corp., a Delaware corporation (the "Purchaser"), which is a wholly-owned subsidiary of CDSI Holding Corporation, a Delaware corporation ("Parent"), to purchase all of the Shares (as defined below) of Control Data Systems, Inc., a Delaware corporation (the "Company" or "Control Data"). Capitalized terms used herein and not otherwise defined herein shall have the meaning assigned to such terms in the Offer to Purchase dated July 15, 1997, a copy of which is filed as Exhibit (a)(1) hereto (the "Offer to Purchase").

ITEM 1. SECURITY AND SUBJECT COMPANY

     This Statement relates to the common stock, $.01 par value per share (the "Shares"), of Control Data Systems, Inc., a Delaware corporation and the subject company. The address of the Company's principal executive offices is 4201 Lexington Avenue North, Arden Hills, Minnesota 55126.

ITEM 2. TENDER OFFER OF THE BIDDER

     This Statement relates to the tender offer described in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") dated July 15, 1997, filed by CDSI Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of CDSI Holding Corporation, a Delaware corporation ("Parent") (collectively referred to as the "Bidder"), to purchase all outstanding Shares for cash at $20.25 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (which collectively constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively. The principal executive offices of each of Parent and the Purchaser are located at 1013 Centre Road, Wilmington, Delaware 19805.

     The Purchaser and Parent have been organized at the direction of Welsh, Carson, Anderson & Stowe VII, L.P., a Delaware limited partnership ("WCAS VII"), and WCAS Capital Partners III, L.P., a Delaware limited partnership ("WCAS CP III"), to effect the transactions described herein. WCAS VII and WCAS CP III are investment partnerships affiliated with Welsh, Carson, Anderson & Stowe ("WCAS"), a private equity investment firm principally engaged in the business of investing in and acquiring companies in the healthcare and information processing industries.

     The Offer is being made pursuant to the Agreement and Plan of Merger dated as of July 8, 1997 (the "Merger Agreement"), among Parent, the Purchaser, and the Company. A copy of the Merger Agreement is filed as Exhibit (c)(1) hereto and is incorporated herein by reference in its entirety. Pursuant to the Merger Agreement, following the consummation of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into the Company (the "Merger"). In the Merger, each outstanding Share (other than the Company's or any subsidiary's treasury Shares or Shares owned by Parent or the Purchaser or by stockholders, if any, who properly exercise appraisal rights under Delaware law) will be converted into the right to receive an amount in cash equal to the price per Share paid pursuant to the Offer, without interest thereon. The Merger Agreement is summarized in Item 3 of this Statement.

ITEM 3. IDENTITY AND BACKGROUND

     (a) The name and address of the Company, which is the person filing this Statement, is as set forth in Item 1, above.

     (b)(1) Certain contracts, agreements, arrangements and understandings between the Company or its affiliates and its executive officers, directors and affiliates are described in the Information Statement attached as Annex A hereto, and incorporated herein by reference.

     (2) Parent, the Purchaser and the Company have entered into the Merger Agreement, a copy of which is filed with this Statement as Exhibit (c)(1) and incorporated herein by reference.

     MERGER AGREEMENT

     The following is a summary of certain provisions of the Merger Agreement. Such summary is qualified in its entirety by reference to the Merger Agreement.

     The Offer. The Offer has been commenced pursuant to the Merger Agreement. The obligation of the Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is subject to the satisfaction or waiver of the condition that stockholders of the Company validly tender and do not withdraw prior to the expiration of the Offer that number of Shares which represents at least 51 percent of the Shares outstanding on a fully-diluted basis (the "Minimum Condition"), the expiration or termination of all waiting periods imposed by the HSR Act and certain other conditions that are described in
Section 18 of the Offer to Purchase ("Certain Conditions of the Offer"). The Purchaser has agreed not to change the form of consideration to be paid pursuant to the Offer, decrease the price per Share of the Offer or the number of Shares sought in the Offer or impose any condition to the Offer in addition to those described in Section 18 of the Offer to Purchase ("Certain Conditions of the Offer"), but may waive any of the conditions to the Offer or change any of the other terms or conditions of the Offer in its sole discretion.

     Initially, the Offer will expire 20 business days after it is commenced. The Purchaser has agreed, subject to the terms and conditions of the Offer, to accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer promptly after the expiration of the Offer. If all conditions of the Offer have not been satisfied or, to the extent permitted, waived by the Purchaser as of any scheduled expiration date, the Purchaser may or, if required to do so by law, will extend the Offer from time to time.

     The Company has been advised that all of its directors and executive officers intend either to tender their Shares pursuant to the Offer or to vote in favor of the Merger.

     Directors. The Merger Agreement provides that, effective upon the acceptance for payment by the Purchaser of a majority of the outstanding Shares pursuant to the Offer (and deposit with the Depositary of funds sufficient to make payment for such Shares), the Purchaser has the right to designate the number of directors, rounded up to the next whole number, on the Company Board equal to the product of the number of directors on the Company Board (after giving effect to any required increase in the size of the Board) and the ratio that the number of Shares purchased by the Purchaser bears to the total number of Shares then outstanding. The Company has agreed, subject to Section 14(f) of the Exchange Act, to take all actions necessary to cause such designees to be elected or appointed to the Company Board, including by increasing the size of the Company Board and securing the resignations of such number of directors as is necessary to provide the Purchaser with such level of representation. The Company has further agreed to use its best efforts to cause individuals designated by the Purchaser to constitute the same percentage, on each committee of the Company Board and on the board of directors of each subsidiary of the Company, that they represent on the Company Board. Notwithstanding the foregoing, at all times prior to the effective time of the Merger (the "Effective Time") at least two directors on the Company Board will be directors in office as of the date of the Merger Agreement who are not employees of the Company or any of its subsidiaries or affiliates of Parent or the Purchaser.

     In connection with the foregoing, the Purchaser has provided the Company with information concerning Messrs. Patrick J. Welsh, Thomas E. McInerney, and Rudolph E. Rupert, for inclusion in this Statement.

     The Merger. The Merger Agreement provides that as soon as practicable after the satisfaction or waiver (if permissible) of the conditions to the Merger and in accordance with the relevant provisions of the Delaware General Corporation Law (the "DGCL"), the Purchaser will be merged with and into the Company. As a result of the Merger, the separate corporate existence of the Purchaser will cease and the Company will continue as the Surviving Corporation and will become a wholly-owned subsidiary of Parent.

     Conversion of Securities. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by Parent, the Purchaser or any subsidiary thereof or held in the treasury of the Company or any subsidiary of the Company and other than Shares held by stockholders who shall have properly demanded and perfected appraisal rights under Section 262 of the DGCL) will be canceled and converted at the Effective Time into the right to receive an amount in cash, without interest, equal to $20.25 or any higher price paid for each Share in the Offer (the "Merger Consideration").

     The Purchaser or the designated paying agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to the Merger Agreement to any holder of Shares such amounts that the Purchaser or the paying agent is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended, the rules and regulations promulgated thereunder or any other applicable law.

     Pursuant to the Merger Agreement, each share of common stock, par value $.01 per share, of the Purchaser issued and outstanding immediately prior to the Effective Time shall be automatically converted into and become at the Effective Time one share of common stock of the Surviving Corporation.

     Options. The Merger Agreement provides for the acceleration of the vesting of all unvested stock options outstanding under the Company's 1992 Equity
Incentive Plan (the "Company Stock Option Plan")_so that each holder of an option thereunder will be entitled to receive from the Company, as of the Effective Time, for each Share subject to such option, an amount in cash in cancellation of such option equal to the excess, if any, of the Merger Consideration over the per Share exercise price of such option, subject to applicable withholding, if any.

     Pursuant to the Merger Agreement, immediately prior to the Effective Time, all options outstanding under the Company's 1993 Employee Stock Purchase Plan (the "Company Stock Purchase Plan") shall become exercisable to the extent of payroll deductions accumulated by participants as of such date, and each participant shall be deemed to have purchased the number of whole Shares subject to the options held by such participant at a per Share price determined pursuant to the provisions of the Company Stock Purchase Plan, and each participant shall receive a cash payment equal to the balance, if any, of such accumulated payroll deductions remaining after the deemed purchase of such Shares. As of the Effective Time, each participant under such plan shall receive, for each Share such participant is deemed to have purchased thereunder, the Merger Consideration.

     The Company Stock Option Plan and the Company Stock Purchase Plan and all options issued and outstanding thereunder will terminate effective as of the Effective Time.

     Directors and Officers; Certificate of Incorporation and Bylaws. The Merger Agreement provides that the directors of the Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation and that the officers of the Company immediately prior to the Effective Time will be the initial officers of the Surviving Corporation, until their respective successors are duly elected and qualified. The Merger Agreement provides that, at the Effective Time, the Certificate of Incorporation and Bylaws of the Purchaser will become the Certificate of Incorporation and Bylaws of the Surviving Corporation.

     Approvals Required under the DGCL and the Company's Restated Certificate of Incorporation. Pursuant to the DGCL and the Company's Restated Certificate of Incorporation, the affirmative vote of a majority of the outstanding Shares entitled to vote thereon is required to approve the Merger Agreement and the Merger.

     Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the parties thereto including, among others, representations by the Company, Parent and the Purchaser as to corporate status and the enforceability of the Merger Agreement against each such party and by the Company as to its capitalization, compliance with law, the accuracy of financial statements and filings with the Commission and the absence of certain material adverse changes or events concerning the Company's business since December 31, 1996.

     Stockholders' Meeting. The Merger Agreement provides that the Company will take all action necessary to call, give notice of and convene a meeting of its stockholders (the "Stockholders' Meeting") to consider and vote upon the approval and adoption of the Merger Agreement and the Merger as soon as reasonably practicable following the acquisition by the Purchaser of a majority of the outstanding

Shares (on a fully diluted basis). Parent and the Purchaser have agreed to vote at the Stockholders' Meeting all Shares owned or acquired pursuant to the Offer or otherwise by them or any of their affiliates in favor of the Merger. In the event that the Purchaser acquires such number of Shares as constitutes at least 90% of the outstanding Shares, the parties will to take all necessary and appropriate action to cause the Merger to become effective, in accordance with
Section 253 of the DGCL, as soon as reasonably practicable after such acquisition, without a meeting of the stockholders of the Company.

     The Merger Agreement provides that, in connection with the Stockholders Meeting, the Company will file a proxy statement (the "Proxy Statement") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with the Securities and Exchange Commission (the "Commission"), and cause the definitive Proxy Statement to be delivered to stockholders promptly following review by the Commission. The Company has agreed not to distribute the Proxy Statement or any amendment or supplement thereto without the prior consent of Parent and its counsel. Parent and the Purchaser have agreed to cooperate fully with the Company in the preparation of the Proxy Statement and any amendments and supplements thereto. The Company has agreed to use its best efforts to have the Proxy Statement cleared by the Commission and shall cause the definitive Proxy Statement to be distributed to its stockholders entitled to vote upon the Merger as promptly as practicable thereafter.

     Conduct of the Company's Business. In the Merger Agreement, the Company has agreed to conduct the business of the Company and its subsidiaries only in the ordinary course of business and consistent with past practice. In particular, the Company has covenanted, among other things, not to do any of the following prior to the Effective Time: (i) sell, pledge, dispose of or encumber (or permit any subsidiary of the Company to sell, pledge, dispose of or encumber) any assets of the Company or any subsidiary of the Company, except inventory and immaterial assets in the ordinary course of business; (ii) amend or propose to amend its Certificate of Incorporation or Bylaws; (iii) split, combine or reclassify any outstanding shares of its capital stock, or declare, set aside or pay any dividend payable in cash, stock, property or otherwise with respect to such shares (except for any dividends paid in the ordinary course to the Company or to any wholly-owned subsidiary of the Company); (iv) redeem, purchase, acquire or offer to acquire (or permit any subsidiary of the Company to redeem, purchase, acquire or offer to acquire) any shares of its capital stock; (v) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing matters; (vi) issue, sell, pledge or dispose of, or agree to issue, sell, pledge or dispose of, any additional shares of, or securities convertible or exchangeable for, or any options, warrants or rights of any kind to acquire any shares of, its capital stock of any class or other property or assets whether pursuant to the Company Stock Option Plan or the Company Stock Purchase Plan (except in respect of outstanding options under such Plans), or otherwise; (vii) acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof (except an existing wholly-owned subsidiary of the Company); (viii) incur any indebtedness for borrowed money or issue any debt securities in an amount exceeding $3,000,000 in the aggregate; (ix) enter into or modify any material contract, lease, agreement or commitment, except in the ordinary course of business and consistent with past practice; (x) terminate, modify, assign, waive, release or relinquish any material contract rights or amend any material rights or claims not in the ordinary course of business; (xi) settle or compromise any material claim, action, suit or proceeding pending or threatened against the Company, or, if the Company may be liable or obligated to provide indemnification, against the Company's directors or officers, before any court, governmental agency or arbitrator; (xii) grant any increase in the salary or other compensation of its employees except (A) pursuant to the terms of employment agreements in effect on the date of the Merger Agreement and previously disclosed to Parent and (B) in the case of employees who are not executive officers of the Company, in the ordinary course of business and consistent with past practice; (xiii) grant any bonus to any employee or enter into any employment agreement or make any loan to or enter into any material transaction of any other nature with any employee of the Company or any subsidiary of the Company; or (xiv) with certain exceptions, adopt or amend any welfare or benefit agreement, plan or arrangement for directors, officers or employees.

     Notices of Certain Matters. The Company and Parent are each obligated under the Merger Agreement to give the other prompt notice of (i) the occurrence, or failure to occur, of any event that such party believes would be likely to cause any of its representations or warranties contained in the Merger

Agreement to be untrue or inaccurate in any material respect at any time from July 8, 1997 to the Effective Time and (ii) any material failure of the Company, Parent or the Purchaser, as the case may be, or any officer, director, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under the Merger Agreement.

     Indemnification and Insurance. The Merger Agreement provides for the survival beyond the Merger, for a period of not less than six years from the Effective Time, of all rights to indemnification and exculpation from liability set forth in the Company's Restated Certificate of Incorporation and Bylaws as in effect on the date of the Merger Agreement. During such period, such provisions may not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees or agents of the Company ("Indemnified Parties") unless such modification is required by law. Parent has agreed to guarantee the performance of the Company's obligations under the existing indemnification agreements with the Company's directors and officers.

     In addition, pursuant to the Merger Agreement, Parent has agreed to cause the Company to maintain, for a period of two years after the expiration date of the Company's current policy, officers' and directors' liability insurance covering those Indemnified Parties who are currently covered by the Company's directors' and officers' liability insurance policy, on terms that are no less favorable to such Indemnified Parties than the terms of such current coverage. The Company is not obligated to expend in any one year an amount in excess of 150% of the annual premiums currently payable by the Company for such insurance.

     Further Assurances. Pursuant to the terms of the Merger Agreement and subject to the conditions thereof, each of the parties thereto has agreed to use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by the Merger Agreement, including, without limitation, using all reasonable efforts to obtain all necessary waivers, consents and approvals and to effect all necessary registrations and filings. Neither Parent nor the Company is obligated, however, to make or agree to any divestiture of a significant asset in order to obtain any waiver, consent or approval.

     Publicity. Under the Merger Agreement, Parent and the Company have agreed, subject to the requirements of law, not to issue any press release or make any other public announcement concerning the Merger Agreement or the related transactions without the prior consent of the other party.

     Conditions to the Merger. Under the Merger Agreement, the respective obligations of each party to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions: (i) the Merger Agreement and the Merger shall have been approved and adopted by the requisite vote of the stockholders of the Company; (ii) any waiting period under the HSR Act shall have expired or earlier terminated; (iii) no preliminary or permanent injunction or other order, decree or ruling shall be in effect that would restrain the effective operation of the business of the Company and its subsidiaries from and after the Effective Time; and (iv) no proceeding shall be pending that challenges the Merger Agreement or the transactions contemplated thereby or seeks to prohibit, alter, prevent or materially delay the Merger. The obligations of Parent and the Purchaser to effect the Merger are also subject to the Purchaser having purchased Shares pursuant to the Offer.

     Inquiries and Negotiations. Until termination of the Merger Agreement, neither the Company nor any of its subsidiaries, nor any of their respective directors, officers, employees, representatives or other agents, may, directly or indirectly, solicit or initiate any discussions, submissions of proposals or offers or negotiations with, or, subject to the fiduciary duties of the Company Board as advised by counsel, participate in any negotiations or discussions with, or provide any information or data of any nature whatsoever to, or otherwise cooperate in any other way with, or assist or participate in, facilitate or encourage any effort or attempt by, any person, corporation, entity or "group" (as defined in Section 13(d) of the Exchange Act) other than Parent and its affiliates, representatives and agents (each, a "Third Party") in connection with any merger, consolidation, sale of any substantial subsidiary or division that is material to the business of the Company and its subsidiaries, sale of shares of capital stock or other equity securities, tender or exchange offer, recapitalization, debt restructuring or similar transaction involving the Company (such transactions being hereinafter referred to as "Alternative Transactions"). The Company has agreed to notify Parent immediately if any proposal, offer, inquiry or other contact is received by or continued with, the Company in respect of any such transaction, and, in any such notice, to indicate the identity of the Third Party and the terms and conditions of any proposals or offers or the nature of any inquiries or contacts, and thereafter must keep Parent informed, on a current basis, of the status and terms of any such proposals or offers and the status of any such discussions or negotiations. The Company is required to give Parent not less than two business days' notice prior to the execution of a definitive agreement with respect to an Alternative Transaction and not less than two days' notice (or the longest notice legally permitted, in the reasonable opinion of the Company's counsel, if less than two days) of any public announcement relating to any Alternative Transaction. The Company may not release any third party from, or waive any provision of, any confidentiality or standstill agreement to which the Company is a party.

     Prior to furnishing any nonpublic information to, or entering into negotiations or discussions with, any Third Party, the Company is required to obtain an executed confidentiality agreement from such Third Party on terms substantially the same as, or no less favorable to the Company in any material respect than, those contained in the Confidentiality Agreement. The Company cannot release any Third Party from, or waive any provision of, any such confidentiality agreement or any other confidentiality or standstill agreement to which the Company is a party. As of the date of the Merger Agreement, the Company, its subsidiaries and the officers, directors, employees, representatives and other agents of the Company and its subsidiaries were required to cease all discussions, negotiations and communications with all Third Parties and demand the immediate return of all confidential information previously provided to Third Parties.

     Termination; Fees and Expenses. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval thereof by the stockholders of the
Company:

     (i)  by mutual action of the Boards of Directors of Parent and the Company;

     (ii) by either Parent or the Company, if the Offer is not consummated on or before the close of business on October 31, 1997, or if the Merger is not effected on or before the close of business on December 31, 1997; unless, in any case, such event has been caused by the breach of the Merger Agreement by the party seeking such termination;

     (iii) by Parent if (1) the conditions to its obligations to consummate the Merger shall not have been complied with or performed in any material respect prior to December 31, 1997; (2) the Offer is terminated or expires without the purchase of any Shares, unless such termination or expiration has been caused by the failure of Parent or the Purchaser to perform in any material respect its obligations under the Merger Agreement and the Offer; (3) the Board of Directors of the Company shall have withdrawn, modified or amended in a manner adverse to Parent and the Purchaser its approval or recommendation of the Offer and the Merger or approved, recommended or endorsed any proposal for, or authorized the Company to enter into, an Alternative Transaction; or (4) Cowen & Company shall have withdrawn its opinion at any time prior to the earlier of (A) acceptance for payment of Shares by the Purchaser under the Offer and (B) the Effective Time; or

     (iv) by the Company if (1) the conditions to its obligations to consummate the Merger shall not have been complied with or performed in any material respect prior to December 31, 1997, or (2) prior to the earlier of (x) the acceptance for payment of Shares by the Purchaser under the Offer and (y) stockholder approval of the Merger Agreement and the Merger, the Company shall enter into a definitive written agreement with respect to an Alternative Transaction with a Third Party, or a Third Party has commenced a tender offer that, in either case, the Company Board believes in good faith is more favorable to the Company's stockholders than the transactions contemplated by the Merger Agreement, provided, that all amounts payable by the Company by reason of termination of the Merger Agreement (as described below) shall have been paid prior to such termination (except to the extent that certain expense reimbursements are paid thereafter, promptly upon receipt of documentation therefor).

     If the Merger Agreement is terminated due to a "Payment Event", the Company will be required to pay to Parent, within two business days following such Payment Event, (i) a fee of $8,200,000 in cash, plus (ii) all reasonable and documented out-of-pocket costs and expenses of Parent and the Purchaser, including without limitation fees and expenses of counsel, accountants, investment bankers and other advisors and printing expenses. In the event that the Merger Agreement is terminated for any other reason, and the Company has failed to comply with or perform, or has breached, in any material respect, any of its covenants or agreements contained in the Merger Agreement, the Company shall pay to Parent, within two business days following such termination, the fees and expenses referred to in clause (ii) of the preceding sentence, except that such fees and expenses are not payable if Parent or the Purchaser has failed to comply with or perform, or has breached, in any material respect, any of its covenants or agreements contained in the Merger Agreement.

     The Merger Agreement defines a "Payment Event" as (i) the termination of the Merger Agreement by Parent for the reasons described in clause (iii)(3) or clause (iii)(4) above; (ii) the termination of the Merger Agreement by the Company for the reasons described in clause (iv)(2) above; or (iii) the occurrence of any of the following events within six months after the date of termination of the Merger Agreement (other than because Parent or the Purchaser has failed to comply with or perform, or has breached in any material respect, any of its covenants or agreements contained in the Merger Agreement) if stockholders of the Company receive, pursuant to such event, cash, securities or other consideration having an aggregate value, when taken together with the value of any securities of the Company or its subsidiaries otherwise held by the stockholders of the Company after such event, in excess of $20.90 per Share: (w) the Company is acquired by merger or otherwise by a Third Party; (x) a Third Party acquires more than 50% of the total assets of the Company and the subsidiaries of the Company, taken as a whole; (y) a Third Party acquires more than 50% of the outstanding Shares or (z) the Company adopts and implements a plan of liquidation or share repurchase relating to more than 50% of the outstanding Shares or an extraordinary dividend relating to more than 50% of the assets of the Company and its subsidiaries, taken as a whole.

     Except as set forth above, in the event that the transactions contemplated by Merger Agreement are not consummated, neither the Company, on the one hand, nor Parent and the Purchaser, on the other hand, shall have any obligation to pay any of the fees and expenses of the other.

     In the event that the transactions contemplated by the Merger Agreement are consummated, Parent shall pay all of the fees and expenses of the Company, Parent and the Purchaser incident to the negotiation, preparation and execution of the Merger Agreement, including the fees and expenses of counsel, accountants, investment bankers and other advisors.

     Amendment. The Merger Agreement may be amended or supplemented at any time before or after its approval and adoption by the stockholders of the Company by action of the respective Boards of Directors of the Company, Parent and the Purchaser, without action by the stockholders thereof, except that after approval and adoption of the Merger Agreement by the Company's stockholders, no such amendment or supplement shall, without consent of such stockholders, reduce the amount or alter the form of the consideration that the holders of the capital stock of the Company shall be entitled to receive at the Effective Time pursuant to the Offer.

     FINANCING COMMITMENT LETTER

     On July 8, 1997, WCAS VII and WCAS CP III, delivered to Parent a letter agreement confirming their commitment, subject to satisfaction of the conditions described in the Merger Agreement, to provide or cause to be provided to Parent and the Purchaser sufficient funding to permit the payment of the amounts to be paid to stockholders of the Company pursuant to the Offer and the Merger, up to an aggregate $200 million for WCAS VII and $100 million for WCAS CP III. A copy of such letter agreement is filed with this Statement as Exhibit (c)(2) and incorporated herein by reference.

     Except as set forth in the preceding paragraphs of this Item 3 and as described in Item 4, below, to the best knowledge of the Company, there are no material contracts, agreements, arrangements or understanding, or any actual or potential conflicts of interest, between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) the Bidder or its respective executive officers, directors, controlling person or affiliates.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (A) RECOMMENDATION OF THE BOARD OF DIRECTORS.

     The Board of Directors of the Company has unanimously approved the Offer and the Merger and determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the stockholders of the Company and unanimously recommends that stockholders of the Company accept the Offer and tender their Shares to the Purchaser.

     (B) BACKGROUND OF THE OFFER; REASONS FOR THE RECOMMENDATION.

     Background of the Offer

     During the last three years the Company has, at the recommendation of the Board of Directors, pursued strategic and financial opportunities intended to improve the focus of the Company and enhance the value of the Company. Numerous discussions and the completion of several transactions took place during this period. Completed transactions have included the sale of the stock or assets of eight product subsidiaries to AmeriData, Inc. in 1995 and 1996 and the sale of the Company's ownership interest in Metaphase Technology, Inc. and the Company's related product data management sales and support business to Structural Dynamics Research Corporation ("SDRC") effective January 1, 1997. The Company also made several acquisitions and held numerous other discussions during this period to explore merger, acquisition and investment opportunities. These included discussions with computer systems companies both in the United States and Europe, telecommunication companies, computer services companies and investment companies. None of these discussions resulted, however, in any formal offers to acquire the Company or any part of it, except with respect to the sales to AmeriData, Inc. and SDRC referenced above. The Company also held discussions during this period with various investment bankers in fall 1995 and spring 1997 to consider strategic options for the Company.

     In November 1995, management of the Company met with representatives of WCAS, which directly or indirectly controls Parent and the Purchaser, as to whether either party was interested in pursuing the sale of the Company to one of the WCAS managed funds. On November 1, 1995, the Company and WCAS VII executed a Confidentiality Agreement, and a series of presentations occurred on November 7, 1995, in which Company management presented certain financial and business information to WCAS. Subsequent to the November 7 meeting, the Company provided additional information to WCAS. In December 1995, the Company received an oral response from WCAS that it was not interested in pursuing a transaction. No further discussions with WCAS were held during the balance of 1995 or during 1996. The Company meanwhile continued to pursue strategic opportunities as described above.

     At the January 29, 1997, Board meeting, the Board reviewed the overall strategic plan for 1997 and beyond and instructed management to continue to explore strategic and financial alternatives for the Company. Discussions were pursued by James E. Ousley, President and Chief Executive Officer of the Company, with additional potential strategic partners without success. Management also pursued informal discussions with various investment bankers and strategic partners to explore alternatives.

     In March 1997, the Company received a request from WCAS to update the information that WCAS had reviewed in November 1995. In April 1997, Mr. Ousley and W. Douglas Hajjar, Chairman of the Board of the Company, met with representatives of WCAS to discuss strategic plans and alternatives for the Company.

     On May 21, 1997, representatives of WCAS met with Mr. Ousley and Mr. Hajjar to discuss the possibility of WCAS making an offer to purchase the Company. Subsequent to that discussion, information on business and financial matters of the Company were provided to WCAS pursuant to its requests. On June 11-12, 1997, WCAS reviewed marketing, technology and financial matters with the Company, and decided to proceed with a due diligence review of the Company. From June 16 to July 8, 1997, WCAS and its advisors performed legal, financial and business due diligence with the Company.

     On June 23, 1997, the Board of Directors of the Company met by teleconference to discuss a potential offer from WCAS to purchase the Company. The Board directed management to continue to proceed with its discussions with WCAS and, at that meeting, Mr. Hajjar reviewed a meeting that Mr. Ousley and Mr.

Hajjar had with representatives of Cowen & Company ("Cowen") on May 22, 1997, at which time Cowen reviewed with Mr. Ousley and Mr. Hajjar its views on the outlook for sale of the Company, potential buyers that had been identified, and the potential valuation methods for the Company as a whole and its nonstrategic business segments. Mr. Ousley informed the Board that he had previously contacted each of the target companies identified by Cowen that were believed to be viable prospects for an acquisition, had held discussions with those that had indicated interest, and that no offers had resulted from those discussions.

     On June 27, 1997, the Board of Directors of the Company met in Minneapolis. At that meeting, representatives of Cowen outlined a preliminary valuation approach for the Company. The Board then unanimously directed the Company to pursue discussions with WCAS. Representatives of the Company and WCAS and their respective legal advisors also proceeded to negotiate documentation for the contemplated transactions.

     On July 8, 1997, after the close of the financial markets in the United States, the Purchaser offered to pay $20.25 per Share, in cash, for the Shares. Company management conducted further discussions with the Purchaser and then presented the offer to the Board of Directors at a special meeting held in the early evening of July 8, 1997. Following further discussion of the price and terms offered by the Purchaser, Cowen delivered its opinion to the Company Board that the financial terms of the Offer and the Merger are fair, from a financial point of view, to the Control Data stockholders (other than Parent and its affiliates) as of the date of such opinion. Late in the evening on July 8, 1997, the Boards of Directors of the Company and the Purchaser each unanimously approved the transactions and the purchase price. Following such approvals the Merger Agreement was executed and delivered, and the transaction was publicly announced before financial markets in the United States opened on July 9, 1997.

     Reasons for the Recommendation

     At its meeting on July 8, 1997, the Board of Directors of the Company unanimously (i) approved the Merger Agreement, the Offer and the Merger, (ii) determined that the Offer and the Merger are fair to, and in the best interests of, the stockholders of the Company, and (iii) resolved to recommend that stockholders accept the Offer and tender their Shares pursuant to the Offer.

     Prior to reaching its decision to approve the transactions contemplated by the Merger Agreement and to recommend acceptance of the Offer, the Board of Directors received presentations from, and reviewed the Offer and the Merger Agreement with, management of the Company as well as with Cowen and the Company's legal counsel. In reaching its decision, the Board considered a number of factors, including, but not limited to, the following: (i) the terms and conditions of the Merger Agreement, including the amount and form of the consideration; (ii) the fact that the $20.25 per Share price represents a premium of approximately 29% over the closing sale price of $15.69 per Share as reported on the Nasdaq National Market on July 8, 1997; (iii) the recent historical market prices of the Shares; (iv) the Board of Directors' knowledge of the business, operations, prospects, properties, assets and earnings of the Company; (v) the Company's current financial condition and future prospects;
(vi) the effect of the proposed transaction on the Company's relationships with its employees and customers; (vii) the likelihood that the Offer and the Merger would be consummated, including the experience, reputation and financial condition of the Purchaser and its affiliates; (viii) a review of possible values realizable by the Company's stockholders through other alternatives; (ix) the fact that, pursuant to the Merger Agreement, the Company is not prohibited from responding to any unsolicited alternative transaction to the extent that the Board of Directors of the Company determines in good faith, after consultation with outside counsel, that it is necessary to do so in order to comply with its fiduciary duties to the Company's stockholders under the DGCL; and (x) the presentation of Cowen at the meeting of the Board of Directors on July 8, 1997, and the written opinion of Cowen dated July 8, 1997, to the effect that, as of such date, the financial terms of the Offer and the Merger are fair to the Control Data stockholders (other than Parent and its affiliates) from a financial point of view.

     The full text of the opinion of Cowen, which sets forth, among other things, the assumptions made, matters considered and limitations on the review undertaken, is filed as Exhibit (a)(5) hereto, is attached as Annex B hereto and is incorporated herein by reference. Stockholders of the Company are urged to read such opinion in its entirety. Cowen's opinion was presented for the information of the Board in connection with its consideration of the Merger Agreement, and is directed only to the fairness from a financial point of view of the consideration to be received by holders of the Company's Common Stock (other than Parent and its affiliates) pursuant to the Offer and the Merger. Cowen's opinion does not constitute a recommendation to any stockholder as to whether to sell such stockholder's shares in the Offer pursuant to the Merger Agreement.

     In light of all the factors set forth above, the Board of Directors approved the Merger Agreement, the Offer, and the Merger. In view of the variety of factors considered in connection with its evaluation of the transaction, the Board of Directors did not assign relative weights to the specific factors considered in reaching its decision.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     The Company retained Cowen to render a fairness opinion in connection with a possible sale of the Company. On June 20, 1997, the Company entered into an engagement letter (the "Letter Agreement") to engage Cowen to render, if requested, an opinion as to the fairness, from a financial point of view, of the financial terms of the Offer and the Merger to the stockholders of the Company (other than Parent and its affiliates). The Company agreed to pay Cowen a fee of $500,000 upon delivery of such opinion. The Company also agreed to pay Cowen's reasonable out-of-pocket expenses, including fees and disbursements of counsel, incurred in carrying out its duties under the Letter Agreement and to indemnify Cowen against certain liabilities arising out of or in connection with its engagement.

     Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to stockholders of the Company on its behalf with respect to the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) During the past 60 days, no transactions in Shares have been effected by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

     (b) To the best of the Company's knowledge, its executive officers, directors and their affiliates presently intend to tender to the Purchaser any Shares that are held of record or beneficially owned by such persons.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) Except as set forth in this Statement, no negotiation is being undertaken or is underway by the Company in response to the Offer that relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or its subsidiaries; (ii) a purchase, sale or transfer of a material amount of assets by the Company or its subsidiaries;
(iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as set forth in this Statement, there is no transaction, board resolution, agreement in principle or signed contract in response to the Offer that relates to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

     The information  contained in Exhibits (a)(1),  (a)(2),  (a)(5), (c)(1) and
(c)(2) referred to in Item 9 below is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS


NUMBER                                   DESCRIPTION
--------   ---------------------------------------------------------------------
(a)(1)     Form of Offer to Purchase dated July 15, 1997.

(a)(2)     Form of Letter of Transmittal

(a)(3) Text of Joint Press Release issued by Control Data Systems, Inc. and CDSI Holding Corporation dated July 9, 1997.

(a)(4) Form of Letter to Stockholders from Control Data Systems, Inc. dated July 15, 1997

(a)(5)     Opinion of Cowen & Company dated July 8, 1997

(c)(1) Agreement and Plan of Merger, dated as of July 8, 1997, by and among Control Data Systems, Inc., CDSI Holding Corporation and CDSI Acquisition Corp.

(c)(2) Letter to CDSI Holding Corporation by Welsh, Carson, Anderson & Stowe VII, L.P. and WCAS Capital Partners III, L.P. dated July 8, 1997

     SIGNATURE. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     CONTROL DATA SYSTEMS, INC.

Dated: July 15, 1997                 By /s/ James E. Ousley
                                        ---------------------------------------

                                            James E. Ousley
                                            President    and   Chief   Executive
                                            Officer

                                                                         ANNEX A

                           CONTROL DATA SYSTEMS, INC.
                           4201 LEXINGTON AVENUE NORTH
                          ARDEN HILLS, MINNESOTA 55126

                                ----------------

                        INFORMATION STATEMENT PURSUANT TO
                         SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

                                ----------------

        NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED
                 IN CONNECTION WITH THIS INFORMATION STATEMENT.
            NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT
                          TO SEND THE COMPANY A PROXY.

                                ----------------



     This Information Statement is being mailed on or about July 15, 1997 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Control Data Systems, Inc. (the "Company") to holders of the Shares. You are receiving this Information Statement in connection with the possible election of persons designated by the Purchaser to a majority of the seats on the Board of Directors of the Company. This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder.

     Under the Merger Agreement, effective upon payment by the Purchaser for all Shares accepted for payment pursuant to the Offer, provided that such Shares constitute a majority of all Shares on a fully-diluted basis, Purchaser will be entitled to designate the number of directors (rounded up to the next whole number) on the Company's Board of Directors that equals the product of the number of directors on the Company's Board of Directors (giving effect to the election of additional directors) and the ratio that the combined voting power of the Shares so purchased bears to the total combined voting power of all outstanding Shares. The Company has agreed to increase the size of its Board of Directors and/or to secure the resignation of directors, conditioned on and effective as of the closing of the Offer, to enable the Purchaser's designees (the "Purchaser Designees") to be appointed to the Board.

     Effective upon the closing of the Offer, Patrick J. Welsh, Thomas E. McInerney, and Rudolph E. Rupert, as the Purchaser Designees, may become members of the Company's Board of Directors. Information regarding such Purchaser Designees is included herein. Pursuant to the Merger Agreement, the Purchaser commenced the Offer on July 15, 1997. The Offer is scheduled to expire at 12:00 midnight, New York City time, on Monday, August 11, 1997, unless the Offer is extended.

     You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. The information contained in this Information Statement concerning the Purchaser, Parent and the Purchaser Designees has been furnished to the Company by such persons, and the Company assumes no responsibility for the accuracy or completeness of such information.

            BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

GENERAL

     The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of July 7, 1997, there were 12,622,359 Shares outstanding. The Board of Directors currently consists of one class with six members. At each annual meeting of stockholders, all six directors are elected for one-year terms. The officers serve at the discretion of the Board.

PURCHASER DESIGNEES

     Pursuant to the Merger Agreement, upon the acceptance for payment by the Purchaser of a majority of the outstanding Shares pursuant to the Offer (and deposit with the Depositary of funds sufficient to make payment for such Shares), the Purchaser will be entitled to designate the number of directors to the Board of Directors of the Company (rounded up to the next whole number) that equals the product of the number of directors on the Company's Board of Directors (giving effect to the election of additional directors) and the ratio that the number of Shares purchased by the Purchaser bears to the total number of outstanding Shares. The Company has agreed to increase the size of its Board of Directors and/or to secure the resignation of directors, conditioned on and effective as of the closing of the Offer and subject to compliance with Section 14(f) of the Exchange Act, to provide the Purchaser with such level of representation. Notwithstanding the foregoing, at all times prior to the Effective Time of the Merger at least two directors on the Company Board will be directors in office as of the date of the Merger Agreement who are not employees of the Company or any of its subsidiaries or affiliates of Parent or the Purchaser.

     In connection with the foregoing, the Purchaser has provided the Company with information concerning the persons it is designating for appointment to the Company Board (the "Purchaser Designees"), who consist of Patrick J. Welsh, Thomas E. McInerney, and Rudolph E. Rupert, for inclusion in this Statement. The Purchaser has informed the Company that each of the Purchaser Designees has consented to act as a director. Except as otherwise disclosed in the Schedule 14D-1, none of the Purchaser Designees (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any of the directors or executive officers of the Company or (iii) to the best knowledge of the Purchaser, beneficially owns any securities (or rights to acquire any securities) of the Company. The Company has been advised by the Purchaser that, to the best of the Purchaser's knowledge, none of the Purchaser Designees has been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission.

     It is expected that some or all of the Purchaser Designees may assume office at any time following the purchase by the Purchaser of a majority of the Shares pursuant to the Offer and that, upon assuming office, the Purchaser Designees will thereafter constitute a majority of the Board of Directors.

     Biographical information concerning each of the Purchaser Designees is presented below.

         NAME                             PRINCIPAL OCCUPATION AND OTHER INFORMATION         AGE
-------------------------   --------------------------------------------------------------   ----
Patrick J. Welsh   ......   Patrick J. Welsh is Chairman and director of each of             53
                            Parent  and the  Purchaser.  Mr.  Welsh  is  general
                            partner  or  managing  member  of the  sole  general
                            partners of several investment funds affiliated with
                            WCAS.   Mr.   Welsh   serves   as  a   director   of
                            Pharmaceutical  Marketing  Services Inc. and MedCath
                            Incorporated.

Thomas E. McInerney .....   Thomas E.  McInerney  is  President  and director of             55
                            each of Parent and the Purchaser.  Mr.  McInerney is
                            general  partner  or  managing  member  of the  sole
                            general   partners  of  several   investment   funds
                            affiliated  with  WCAS.  Mr.  McInerney  serves as a
                            director   of  The   Bisys   Group,   Inc.,   Aurora
                            Electronics, Inc. and DecisionOne Holdings Corp.

Rudolph E. Rupert  ......   Rudolph  E.  Rupert  is Vice  President,  Secretary,             31
                            Treasurer,  and  director for each of Parent and the
                            Purchaser. Mr. Rupert is Vice President of WCAS. Mr.
                            Rupert  was  an   associate   at  General   Atlantic
                            Partners, L.L.P., a private investment group focused
                            on  software  and  information  technol-  ogy,  from
                            September  1994 to  March  1997.  Mr.  Rupert  was a
                            consultant  at Onex  Investment  Corp.,  a  publicly
                            traded  holding  company,  from  Febru-  ary 1993 to
                            September 1994 and an Associate at Lazard Freres, an
                            invest- ment bank, from January 1987 to May 1992.


CURRENT DIRECTORS

     Biographical information concerning each of the Company's current directors follows:


                                                                                             DIRECTOR
        NAME                           PRINCIPAL OCCUPATION AND OTHER INFORMATION      AGE    SINCE
---------------------- --------------------------------------------------------------- ----- ---------
W. Donald Bell  ...... W.  Donald  Bell  is the  founder,  President  and  Chief       60    August
                       Executive   Officer  of  Bell   Microproducts,   Inc.,  a              1992
                       distribution  company  specializing in semicon-  ductors,
                       computer products,  and manufacturing  services. Mr. Bell
                       founded Bell Microproducts, Inc. in 1988.

Grant A. Dove   ...... Grant  A.  Dove  is  a  Managing  Partner  of  Technology       69    August
                       Strategies  &  Alli-  ances,  a  strategic  planning  and              1992
                       investment  banking  firm.  Mr. Dove joined TS&A in 1991.
                       From 1987-1992,  Mr. Dove served as Chairman of the Board
                       and  Chief  Executive  Officer  of  Microelectronics  and
                       Computer Technology  Corporation (MCC). He is Chairman of
                       the Board and a director of OPTEK  Technology,  Inc.  Mr.
                       Dove is also a director of US West, Inc.,  Cooper Cameron
                       Corporation,  Intervoice,  Inc.,  The Fore  Front  Group,
                       Inc., and MCC.

Marcelo A. Gumucio ... Marcelo A. Gumucio is the President  and Chief  Executive       59    August
                       Officer of Micro Focus,  Inc., an international  software              1992
                       organization  engaged  in the  design  of  software.  Mr.
                       Gumucio  joined  Micro Focus in 1996 and is cur- rently a
                       member of its Board of Directors.  From 1992 to 1996, Mr.
                       Gumucio  held  positions as the  President,  Chairman and
                       Chief Executive  Officer of Memorex Telex,  N.V. Prior to
                       that time, Mr. Gumucio was President of Gumucio,  Burke &
                       Associates, a private investment firm he founded in 1990.
                       Mr. Gumucio was the President,  Chief Operating Of- ficer
                       and member of the Board of  Directors  of Cray  Research,
                       Inc. from March 1988 to July 1990.


                                                                                            DIRECTOR
        NAME                         PRINCIPAL OCCUPATION AND OTHER INFORMATION       AGE    SINCE
--------------------- --------------------------------------------------------------- ----- ---------
W. Douglas Hajjar ...  W. Douglas Hajjar is Chairman of the Company. He was Vice       50    August
                       Chairman of Cadence Design  Systems,  Inc., an electronic              1992
                       design  automation  ven- dor,  from December  1991,  when
                       Cadence Design  Systems,  Inc.  completed its merger with
                       Valid Logic  Systems,  Inc., to May 1994.  From September
                       1987 through  December  1991, Mr. Hajjar was Chairman and
                       Chief Exec- utive  Officer of Valid Logic  Systems,  Inc.
                       Mr. Hajjar also serves on the Board of Platinum  Software
                       Corporation.

Keith A. Libbey   ...  Keith A. Libbey is a member and Chairman  Emeritus of the       60    August
                       Board of  Fredrikson  &  Byron,  P.A.,  a law  firm  with              1992
                       principal offices in Minneap- olis, Minnesota.

James E. Ousley   ...  James E. Ousley has been  President  and Chief  Executive       51    August
                       Officer of the  Company  since the  establishment  of the              1992
                       Company as an  independent  public  company  through  the
                       transfer  of  Ceridian  Corporation's  Computer  Products
                       business to the Company and subsequent immediate spin-off
                       of the Company from Ceridian effective July 31, 1992. Mr.
                       Ousley was Pres- ident of  Ceridian's  Computer  Products
                       business from April 1989 and was Executive Vice President
                       of Ceridian from February 1990 until the spin- off of the
                       Company.  From January 1989 to April 1989, Mr. Ousley was
                       Vice  President,   Marketing  and  Sales  for  Ceridian's
                       Computer Products business and prior thereto held various
                       positions with Ceridian.

COMPENSATION OF DIRECTORS

     Officers of the Company do not receive any additional compensation for serving as members of the Board of Directors or any of its committees. Directors who are not employees of the Company receive an annual retainer fee of $16,000 ($17,000 if chairman of a Board committee) and $1,000 for each Board or Board committee meeting attended. The Chairman of the Company receives $25,000 per calendar quarter, with no additional fees for Board or Board committee meetings attended. If there is a "change of control" of the Company as defined in the Company's 1992 Equity Incentive Plan, then the Chairman shall, upon a "change of control termination" as defined in such Plan, be paid an amount equal to three times the Chairman's annual fee. The consummation of the Offer and acquisition by the Purchaser of at least a majority of the Company's outstanding stock pursuant thereto will, assuming the current Chairman of the Company ceases to hold such position, constitute a change of control termination.

     Under the Company's 1992 Equity Incentive Plan, directors who are not employees of the Company are also eligible for stock options. As specified in the Plan, an option for 25,000 shares of the Company's Common Stock is granted to each non-employee director when such director first assumes office as a director. The Plan also provides for the annual grant of an option for 5,000 shares to each non-employee director upon the non-employee director's reelection to the Board. The per share exercise price for an option granted to a non-employee director is the fair market value of a share of the Common Stock as of the date the option is granted. Each option is a nonqualified stock option, expires ten years after the date it is granted and becomes exercisable as to one-third of the shares subject to the option on each of the succeeding three anniversaries of the option grant. If a non-employee director ceases to be a director of the Company for reasons other than death or disability, any portion of an option not yet exercisable at such time will be forfeited, and the portion of the option then exercisable will remain exercisable for 90 days. Pursuant to the Merger Agreement, all outstanding options will become fully vested, and the holders of such options will receive cash in termination of such options on a per-Share basis equal to the excess of the Merger Consideration over the pre-Share exercise price of such options.

BOARD AND COMMITTEE MEETINGS

     The Company's Board of Directors held four Board meetings in fiscal year 1996. The standing committees of the Board of Directors include the Audit Committee and the Compensation Committee. No director missed a meeting of the Board of Directors or a meeting of any Board committee on which the director served. The Board does not have a standing nominating or similar committee.

     Audit Committee. The Audit Committee held two meetings in fiscal year 1996. Committee members are Mr. Libbey (Chair) and Mr. Hajjar. The Committee reviews Control Data's annual financial statements; makes recommendations regarding Control Data's independent auditors and scope of auditor services; reviews the adequacy of accounting and audit policies, compliance assurance procedures and internal controls; reviews nonaudit services performed by auditors to maintain auditors' independence; and reports to the Board of Directors on disclosure adequacy and adherence to accounting principles. The Audit Committee also appoints the Company's Retirement Committee, which is responsible for administering the Company's U.S. qualified retirement plans.

     Compensation Committee. The Compensation Committee held two meetings in fiscal year 1996. Committee members are Mr. Dove (Chair), Mr. Bell and Mr. Gumucio. The Committee reviews compensation philosophy and major compensation and benefits programs for executives; administers certain stock plans; and approves executive officers' and directors' compensation.

EXECUTIVE OFFICERS

     The executive officers of the Company are as follows:


          NAME             AGE                           POSITION
-------------------------- ----- -----------------------------------------------

James E. Ousley  .........  51   President and Chief Executive Officer

Joseph F. Killoran  ......  56   Vice President and Chief Financial Officer

Ruth A. Rich  ............  53   Vice President, Human  Resources/Administration
                                 and Sec- retary

Dieter Porzel ............  60   Vice   President,   Europe/Middle   East/Africa
                                 Region

Michael G. Eleftheriou ...  52   Vice President, Technical Services

David B. Folsom  .........  49   Vice President,  Electronic  Commerce Solutions
                                 and Chief Technology Officer

Arnold (Nol) Rutgers   ...  55   Vice President, Sales and Operations,  U.S. and
                                 Asia

     Executive officers of the Company are elected by the Board of Directors and serve at the Board's discretion. There are no family relationships among any directors or executive officers of the Company.

     James E. Ousley has been President and Chief Executive Officer of Control Data since August 1992. Mr. Ousley was President of Ceridian's Computer Products business from April 1989 to July 1992; and Executive Vice President of Ceridian from February 1990 to July 1992.

     Joseph F. Killoran has been Vice President and Chief Financial Officer of Control Data since February 1994. Mr. Killoran was Vice President and Controller of Control Data from August 1992 to January 1994; and Vice President and Controller for Ceridian's Computer Products business from 1989 to July 1992.

     Ruth A. Rich has been Vice President, Human Resources/Administration of Control Data since August 1992 and Secretary since March 1997. Ms. Rich was Vice President, Human Resources/ Administration for Ceridian's Computer Products business from November 1990 to July 1992; and Vice President, Human Resources/Administration for Ceridian's Information Services Group from May 1986 to November 1990.

     Dieter Porzel has been Vice President, Europe/Middle East/Africa Region of Control Data since February 1993. Mr. Porzel was Vice President, Central Europe Region for Control Data from August 1992 to January 1993; and Vice President, Central Europe Region of Ceridian's Computer Products business from 1987 to 1992.

     Michael G. Eleftheriou has been Vice President, Technical Services of Control Data since January 1996. Mr. Eleftheriou was Vice President of Assessment and Planning for Control Data from October 1994 to December 1995; General Manager of United States Systems Integration Operations from May 1994 to September 1994; General Manager of Control Data Mexico from October 1992 to April 1994; General Manager of Worldwide Sales and Services from August 1992 to September 1992; General Manager, Worldwide Sales and Services of Ceridian's Computer Products business from December 1991 to July 1992; and General Manager of Ceridian's Cyber Marketing business from April 1990 to November 1991.

     David B. Folsom has been Vice President, Electronic Commerce Solutions of Control Data since October 1994. In addition, in March 1997, Mr. Folsom assumed the role of Chief Technology Officer. Mr. Folsom was General Manager of Networking Competency Centers of Control Data from August 1992 to September 1994; and Director of Software Development for Ceridian's Computer Products business from 1990 to July 1992.

     Arnold (Nol) Rutgers has been Vice President, Sales and Operations, U.S. and Asia of Control Data since October 1996. Mr. Rutgers was Vice President, Asia/Pacific Region from June 1995 to September 1996; Vice President, Marketing from October 1994 to May 1995; General Manager of Strategic Planning for Control Data from August 1992 to September 1994; and General Manager of Strategic Planning for Ceridian's Computer Products business from September 1989 to July 1992.

EXECUTIVE COMPENSATION

     The following table sets forth the fiscal year 1996 annual and long-term compensation for the Company's Chief Executive Officer and the next four highest paid executive officers, as well as the total compensation paid to each such individual during fiscal years 1994 and 1995:

                                                                                          LONG-TERM COMPENSATION
                                                                                  ----------------------------------------
                                                                                     AWARDS              PAYOUTS
                                              ANNUAL COMPENSATION                 -------------- -------------------------
                                   --------------------------------------------                   NUMBER OF
                                                                     OTHER         RESTRICTED    SECURITIES                ALL OTHER
                                                                    ANNUAL           STOCK       UNDERLYING     LTIP       COMPEN-
        NAME AND PRINCIPAL         FISCAL  SALARY (1)  BONUS     COMPENSATION   AWARD(S) (2)   OPTIONS/SARS    PAYOUTS    SATION (3)
             POSITION               YEAR   ($)         ($)            ($)           ($)           (#)           ($)            ($)
----------------------------------- ------ ----------- --------- -------------- -------------- ------------   ---------  -----------
James E. Ousley ..................  1996       398,846  320,000        0                    0              0      0        3,750
 President and Chief Executive      1995       385,000  383,000        0              318,750              0      0        3,750
 Officer                            1994       380,944   77,000        0                    0              0      0            0
Dieter Porzel (4)  ...............  1996       239,320   47,864        0                    0              0      0            0
 Vice President, Europe/Middle      1995       262,458   67,160        0                    0              0      0            0
 East and Africa                    1994       239,432   29,929        0                    0         25,000      0            0
Joseph F. Killoran ...............  1996       198,077  100,000        0                    0              0      0        3,750
 Vice President and Chief           1995       175,000  137,500        0                    0              0      0        3,750
 Financial Officer                  1994       173,269   21,875        0                    0         25,000      0            0
Arnold (Nol) Rutgers  ............  1996       133,846   52,500        0                    0         15,000      0        3,750
 Vice President, Sales and          1995       102,426   65,000        0                    0         10,000      0        3,750
 Operations, USA and Asia           1994        98,709   10,573        0                    0         25,000      0            0
Ruth A. Rich .....................  1996       129,231   65,000        0                    0              0      0        3,750
 Vice President, Human Resources/   1995       120,000   60,000        0                    0              0      0        3,750
 Administration and Secretary       1994       120,000   15,000        0                    0         10,000      0            0

----------


(1) The amounts reflected in "Salary" include the named executive's salary deferral contributions to the Company's Personal Investment Plan, which is a savings plan qualified under Sections 401(a) and 401(k) of the Internal Revenue Code, for the period indicated.

(2) Reflects a restricted stock award of 50,000 shares. Of the 50,000 shares granted, restrictions on 16,666 shares lapsed on July 5, 1995 and restrictions on 16,666 shares lapsed on January 2, 1997. The restrictions on the remaining shares will lapse immediately prior to the consummation of the Offer. Any dividends declared by the Company on its Common Stock would be payable to Mr. Ousley on his restricted shares. The value of the restricted stock holdings that had not lapsed at the end of fiscal year 1996 was $733,348.

(3) "All Other Compensation" reflects, in each instance, a discretionary profit sharing contribution made by the Company on behalf of the named executive under the Company's Personal Investment Plan for fiscal year 1996. For fiscal years 1995 and 1996, each U.S. employee received, upon the Company's attainment of certain financial objectives determined by the Board of Directors, an amount equal to two and one-half percent (2 1/2 %) of annual compensation up to $150,000, or a maximum contribution of $3,750. Contributions for future fiscal years and any related financial objectives will be determined by the Board of Directors.

(4) All amounts for Mr. Porzel were paid in Deutsche Marks and converted to U.S. dollar equivalents at the exchange rates prevailing on the last day of the applicable fiscal year. Amounts paid in fiscal year 1996 were converted at the rate prevailing on December 31, 1996 (0.6450).

OPTIONS/SAR GRANTS IN LAST FISCAL YEAR

     There were no options/SARs granted to the named executives during 1996 except the following:

                                                                                          POTENTIAL REALIZABLE
                                                                                            VALUE AT ASSUMED
                                                                                            ANNUAL RATES OF
                                                                                              STOCK PRICE
                                                                                            APPRECIATION FOR
                                             INDIVIDUAL GRANTS (1)                          OPTION TERM (2)
                         --------------------------------------------------------------  ----------------------
                          NUMBER OF        % OF TOTAL
                          SECURITIES       OPTIONS/ SARS
                          UNDERLYING       GRANTED TO       EXERCISE OR
                         OPTIONS/ SARS     EMPLOYEES IN     BASE PRICE     EXPIRATION
       NAME              GRANTED (#)       FISCAL YEAR      ($/SHARE)        DATE        5% ($)       10% ($)
----------------------   ---------------   --------------   ------------   -----------   ----------   ---------
Arnold Rutgers  ......      15,000            6.8%           $18.875       7/24/06       $178,365     $450,165

----------

(1) The option gives the optionee the right to purchase Common Stock. No SARs were granted separately or in tandem with the option. The options become exercisable as to one-third of the shares subject to the option on each of the three succeeding anniversaries of the date of grant. Following a "change of control termination," the option will become immediately exercisable. A "change of control termination" means (i) the optionee's termination of employment by the Company for reasons other than a willful failure to perform his or her employment duties or conduct constituting a felony involving moral turpitude; or (ii) the termination of employment with the Company by the optionee for "good reason," which is generally defined as an adverse change in the optionee's responsibilities, authority, compensation or working conditions, or a material breach of the optionee's employment agreement by the Company. Such termination of employment must occur within two years of a "change of control," which is defined as (i) a merger or consolidation involving the Company if less than 50% of the Company's voting stock after the business combination is held by persons who were stockholders before the business combination; (ii) a sale of the assets of the Company substantially as an entity; (iii) ownership by a person or group of at least 20% of the Company's voting securities; (iv) approval by the stockholders of a plan for the liquidation of the Company; and (v) certain changes in the composition of the Company's Board of Directors. The options will be accelerated and the holders will receive cash therefor at the time of the Merger, as described in the Merger Agreement.

(2) The potential realizable value of the option grant has been estimated assuming the stated per share market price of the Company's Common Stock appreciates in value at annualized rates of 5% and 10% from the grant date to the date that the option expires, net of the exercise price that the optionee must pay for the shares underlying such option. However, actual gains, if any, from the exercise of these options and from holding shares of the Company's Common Stock depend on the future performance of the Common Stock and overall stock market conditions. Whether the gains reflected in this Table will actually be achieved cannot be assured.

AGGREGATED OPTIONS/SAR EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTIONS/SAR VALUES

     The following table summarizes the options and SARs exercised during fiscal year 1996 and presents the value of unexercised options and SARs held by the named executives at December 31, 1996:

                                                                    SECURITIES UNDERLYING        VALUE OF UNEXERCISED
                                                                         UNEXERCISED                IN-THE-MONEY
                                                                        OPTIONS/ SARS              OPTIONS/ SARS
                                                                  AT FISCAL YEAR-END (1) (#)     AT FY-END (2) ($)
                             SHARES ACQUIRED        VALUE              EXERCISABLE (E)            EXERCISABLE (E)
         NAME                ON EXERCISE (#)     REALIZED ($)         UNEXERCISABLE(U)           UNEXERCISABLE (U)
--------------------------   -----------------   --------------   ----------------------------   ---------------------
James E. Ousley  .........               0                  0                 351,677(E)              $  5,015,553(E)
                                                                                    0(U)              $          0(U)

Dieter Porzel ............          54,993            723,990                  33,333(E)              $    430,206(E)
                                                                               16,668(U)              $    217,725(U)
Joseph F. Killoran  ......               0                  0                  99,066(E)              $  1,384,456(E)
                                                                                8,334(U)              $    112,716(U)
Arnold Rutgers   .........               0                  0                  31,849(E)              $    441,104(E)
                                                                               30,001(U)              $    218,346(U)
Ruth A. Rich  ............               0                  0                  99,896(E)              $  1,440,979(E)
                                                                                3,334(U)              $     47,926(U)

----------


(1) All are options to purchase Common Stock. No SARs were exercised or are outstanding, whether free standing or in tandem with the options. The number of unexercised options includes shares that may be issued upon the exercise of replacement options which were provided to the optionee pursuant to the provisions of the spin-off of the Company from Ceridian Corporation to replace Ceridian stock options held by such optionee at the time of the spin-off. The number of shares subject to the optionee's replacement options and the per share exercise price were calculated to preserve the economic value of the optionee's Ceridian stock options. In addition, the replacement options contain the same terms and conditions as the Ceridian options, and the replacement options' duration and exercisability are measured according to the dates that the Ceridian options were granted. All options will be accelerated and the holders will receive cash therefor at the time of the Merger, as described in the Merger Agreement.

(2) The values are based on the difference between $22.00 (the closing price of the Company's Common Stock on December 31, 1996 as reported by the Nasdaq National Market) and the options' exercise price.

PENSION PLAN AND BENEFIT EQUALIZATION PLAN

     The Company maintains a defined benefit pension plan (the "Retirement Plan") for its U.S. employees (including executive officers and employees of U.S. subsidiaries), which is funded by employee salary reductions and after-tax contributions and Company contributions. However, effective December 20, 1992, benefits under the Retirement Plan were frozen, meaning that no employees may become participants in the plan after that date, that pension benefits for all employees currently participating in the Retirement Plan will be computed only on the basis of compensation paid and years of service completed to that date, and that no future contributions will be made to the Retirement Plan except to the extent required by the funding standards of ERISA and the Internal Revenue Code. All current Retirement Plan participants also acquired a fully vested interest in their pension benefits.

     Generally, the amount of the annual pension benefit under the Retirement Plan equals an annual base pension of 1.2% of the participant's average annual compensation during the participant's highest consecutive five-year earnings period ending on or before December 20, 1992, multiplied by the participant's credited years of service as of such date. In addition, the participant is entitled to an annual excess pension benefit of 0.4% of such average annual compensation in excess of the participant's "break point" multiplied by the participant's years of credited service as of December 20, 1992, or 30 years, whichever is less. A participant's "annual compensation" generally consists of salary and any annual bonus paid under the Executive Incentive Plan. The participant's "break point" amount essentially represents an average of the social security wage bases to which a participant has been subject over his or her career, and has been frozen at the amount determined for the participant as of December 20, 1992.

     The Company also maintains a Benefit Equalization Plan, under which benefits were also frozen on December 20, 1992. In 1992, the Internal Revenue Code limited the annual benefits payable from the Retirement Plan at $112,221 and provided that compensation in excess of $228,860 per year could not be used in calculating benefits under the Company's Retirement Plan described above. The Benefit Equalization Plan provides employees (including certain named executive officers) with supplemental pension benefits so that they will receive, in the aggregate, the benefits that they would have been entitled to receive under the frozen Retirement Plan had these limits not been imposed. The Benefit Equalization Plan is an unfunded plan, and any amounts payable remain subject to the claims of the Company's creditors. Any benefits payable to a participant under the Benefit Equalization Plan commence at the same time as the pension benefits payable under the Retirement Plan.

     The estimated annual benefits payable under the Retirement Plan and Benefit Equalization Plan upon retirement at age 65 (expressed in the form of a single-life annuity) for each of the named executive officers are as follows:
Mr. Ousley, $75,009; Ms. Rich, $45,728; and Mr. Rutgers, $10,325. The years of service this calculation represents at the time the plan was frozen in 1992 was
24.5 years, 25.9 and 10.0 years, respectively. Mr. Rutgers also participated in an insured defined benefit plan in the Netherlands from 1967 to 1982. The amount of the benefit payable to Mr. Rutgers from the Netherlands plan is 1/40 of eligible salary multiplied by years of service. An estimate of his benefit under the Netherlands plan cannot be calculated at this time because certain beneficiaries are entitled to receive a portion of that benefit when it becomes payable.

     Neither Mr. Killoran nor Mr. Porzel participated in the Retirement Plan. Mr. Killoran had participated in a pension plan sponsored by Ceridian Corporation for employees of a company acquired by Ceridian and received a distribution from Ceridian under that plan. The German subsidiary of the Company maintains a defined benefit plan for its employees, including Mr. Porzel. Generally, the amount of the benefit is 0.5% of eligible earnings up to the German social security wage base for each year of credited service, plus 2.0% of eligible earnings above the social security wage base for each year of credited service. Based upon present earnings, the estimated annual benefit payable to Mr. Porzel under the German retirement plan at age 65 is an amount of Deutsche Marks equivalent to $75,295, calculated at the exchange rate prevailing on December 31, 1996. Future increases in Mr. Porzel's compensation, if any, will not affect these amounts.

EMPLOYMENT AGREEMENTS

     The Company has severance agreements, expiring January 4 , 1998, with Messrs. Ousley and Killoran under which the executive will receive certain severance payments and benefits in the event of a "change of control termination." Such term has the same meaning set forth in the Company's 1992 Equity Incentive Plan, except the severance agreements require that the executive's termination of employment occur within one year of the change of control event in order to entitle him to the severance pay and benefits provided by his severance agreement. If a change of control termination occurs under his severance agreement, Mr. Ousley is entitled to receive, within five days after such termination, a severance payment equal to approximately three times his average annual taxable compensation for the five tax years preceding the year in which the change of control event occurs. Mr. Killoran's severance payment is approximately one and one-half times his average annual taxable compensation over the same five-year period. In the event of a change of control termination, the Company is also required to continue for 36 months the executive's life, health, dental and disability benefits at a level comparable to the benefits he was receiving before the change of control termination. The severance agreements also provide that all change of control compensation payable to the executive must be less than the amount which would be considered a "parachute payment" under Section 280G of the Internal Revenue Code. To the extent that the severance payment to which the executive is entitled under his severance agreement, together with any other change of control compensation payable to him, would exceed this amount, the executive must designate which payments or change of control compensation should be reduced or eliminated so as to avoid receipt of a parachute payment.

     The German subsidiary of the Company, Control Data GmbH, has an employment agreement with Mr. Porzel which is terminable by Control Data GmbH upon 36 months' notice or upon Mr. Porzel reaching age 65, and by Mr. Porzel upon six months' notice. Under this agreement, Mr. Porzel is re-
quired to devote full time to serve as the "Vorsitzender der Geschaeftsfuehrung" (chief executive officer) of Control Data GmbH. As such, he is prohibited from disclosing confidential information about the Company during and after the term of employment, and he is required to disclose and assign to Control Data GmbH, in accordance with applicable German law, any intellectual property created during his employment. The agreement also provides for remuneration at levels determined in accordance with the compensation policies of the Company, and prescribes certain acts that require the prior approval of the Company. Upon any termination of his employment, Mr. Porzel will be entitled to receive remuneration at then-current levels for the balance of his notice period.

COMPENSATION COMMITTEE REPORT

     Decisions on compensation of the Company's executive officers generally are made by the Compensation Committee of the Board of Directors. The three members of the Compensation Committee are non-employee directors as defined in Rule 16b-3 of the Securities Exchange Act of 1934. Decisions by the Compensation Committee relating to the compensation of the Company's executive officers are reviewed by the full Board, except for decisions about awards under the Company's 1992 Equity Incentive Plan which are made by the Committee in order for the awards under such Plan to satisfy Rule 16b-3.

     Compensation Philosophy and Relationship of Performance. This report reflects the Compensation Committee's executive officer compensation philosophy as endorsed by the Board of Directors. The resulting actions taken by the Company are shown in the compensation tables supporting this report. The Compensation Committee either approves or recommends to the Board of Directors compensation levels and compensation components for the executive officers. All of the non-employee members of the Board of Directors review compensation actions affecting the Chief Executive Officer. This report reflects the compensation philosophy for fiscal year 1996.

     The Compensation Committee's executive compensation policies are designed to enhance the financial performance of the Company, and thus stockholder value, by significantly aligning the financial interests of the key executives with those of stockholders.

     The executive compensation program is viewed in total considering all of the component parts: base salary, annual performance incentives, benefits, and long-term incentive opportunity in the form of stock options and restricted stock grants. The annual compensation components consist generally of lower base salaries than those of comparable companies combined with higher incentive plans based on the Company's financial performance and performance against its strategic initiatives. Long-term incentive is based on stock performance through stock options and restricted stock grants. The Compensation Committee's position is that stock ownership by management is beneficial in aligning management's and stockholders' interests in the enhancement of stockholder value. Overall, the intent is to have more significant emphasis on variable compensation components and less on fixed components. The Committee believes this philosophy and structure are in the best interests of the stockholders.

     Compensation reflected in the previous tables paid to the Company's executive officers is from January 1, 1994 to December 31, 1996, consisting of the following elements: base salary, performance incentives and deferred profit sharing contributions for such period, and stock options and restricted stock granted under the Company's 1992 Equity Incentive Plan.

     Recent tax law changes, effective for fiscal year 1994 and future years, may disallow deductions for compensation paid by the Company to each of the Company's named executive officers if the officer's compensation exceeds $1,000,000. Special rules apply for "performance-based" compensation, including compensation resulting from stock options. The 1992 Equity Incentive Plan includes a per-employee limit on the options that can be granted to salaried employees, including the named executive officers, during any calendar year. For other performance-based compensation plans, including the Executive Incentive Plan described below, the Company intends to take whatever steps are necessary to comply with the deduction limits imposed by these tax provisions.

     Annual Incentive Arrangements. The Company has adopted an Executive Incentive Plan which provides annual incentive compensation to key employees, including named executive officers, who by the nature of their positions, are deemed sufficiently accountable to impact directly the strategic objectives and financial results of the Company. The Plan is approved by the Compensation Committee, whose members are not eligible to participate in the Plan.

     The Committee believes that key executives should have a significant proportion of total cash compensation subject to specific strategic and financial measurements. At the beginning of each fiscal year, or upon an individual being appointed an executive officer, the Committee sets a target bonus amount for each executive officer expressed as a percentage of the executive's base salary. Performance goals for purposes of determining annual incentive compensation are established which include net earnings and other strategic and financial measurements. Generally, the target level of net earnings is assigned a significantly greater weight than the aggregate weight assigned to all remaining factors. Senior management, including the named executives, have the potential to earn significantly higher levels of incentive compensation if the Company exceeds its targets. The target incentive compensation levels established by the Compensation Committee for fiscal year 1996 for Messrs. Porzel, Rutgers, and Killoran and for Ms. Rich were approximately 50% of annual base salary.

     The performance goals established at the beginning of fiscal year 1996 were based on several strategic and financial measurements, including a target level of net earnings and restructure management. As noted above, the target level of net earnings was assigned a significantly greater weight than the weight assigned to other factors. Messrs. Porzel and Rutgers were also assigned geographically specific financial measurements. Based on the evaluation of the above criteria, the Compensation Committee awarded incentive payments for fiscal 1996 at 40% of the target incentive compensation level for Mr. Porzel, 70% of the target incentive compensation level for Mr. Rutgers, and 100% of the target incentive compensation level for Mr. Killoran and Ms. Rich.

     1992 Equity Incentive Plan. The Compensation Committee of the Board of Directors determines stock option grants to eligible employees including the named executives. The Committee believes that options granted to management reinforce the Committee's philosophy that management compensation should be closely linked with shareholder value. Stock options have been granted to approximately 65% of the Company's management worldwide.

     Other Compensation Plans. Control Data has adopted certain broad-based employee benefit plans in which all U.S. employees, including Messrs. Ousley, Killoran, Rutgers, and Ms. Rich, are permitted to participate on the same terms and conditions relating to eligibility and generally subject to the same limitations on the amounts that may be contributed or the benefits payable under those plans. Under the Company's Personal Investment Plan, which is a defined contribution plan qualified under the Internal Revenue Code Sections 401(a) and 401(k), participants, including the aforementioned executives, can contribute a percentage of their annual compensation. Beginning in 1993, the Company established a discretionary profit sharing contribution contingent upon the Company reaching a target level of net earnings. The Company made a profit sharing contribution of 2.5% of annual compensation up to a maximum of $150,000 for fiscal year 1996 to all eligible U.S. employees. Each of the U.S. named executives received a profit sharing contribution of $3,750 to their Personal Investment Plan accounts. The Company permits participants to invest their salary deferral contributions and any Company matching or profit sharing contributions in a Company Common Stock Fund in order to align the employees' and the stockholders' interests in the enhancement of stockholder value. To further align these interests, the Company has adopted an Employee Stock Purchase Plan, approved by the stockholders in 1993, through which employees may purchase shares of the Company's Common Stock. Other than these purchases of or investments in Common Stock and the Company's discretionary profit sharing contribution, benefits under the Company's broad-based benefit plans are not tied to Company performance.

     Mr. Ousley's 1996 Compensation. In general, compensation for the CEO aligns with the philosophies and practices discussed above for executive officers. All compensation determinations and stock grants to the CEO are reviewed by the Committee with the Board of Directors.

     At  the  beginning  of  each  fiscal  year,   the  Committee   reviews  the
compensation level of the CEO. The Committee considers data on compensation history and competitive practices in determining the CEO's total compensation, and reviews the data in light of the Company's philosophy that the compen-sation of the CEO should be influenced primarily by the financial performance of the Company. This places a meaningful portion of the CEO's compensation at risk along with the stockholders, as well as offering significant, market-competitive upside opportunities based on the Company's performance. The objective is to motivate and incent the CEO to achieve a level of Company performance consistent with the Company's strategic business objectives.

     During fiscal year 1996, the Committee reviewed Mr. Ousley's salary, considering the compensation comparative data for CEO positions, the Committee's philosophy on positioning Mr. Ousley's compensation as compared to market data and his overall effectiveness in leading the Company. As a result of this review, the Committee decided to increase Mr. Ousley's annual base salary by $15,000.

     For fiscal year 1996, the CEO's performance goals were established based on strategic and financial measurements, including a target level of net earnings, restructure management and sale of non-strategic assets. The target level of net earnings was assigned a significantly greater weight than the weight assigned to other factors. In evaluating Mr. Ousley's performance for the purpose of determining his incentive compensation for such period, the Committee considered the Company's performance against its financial, major refocusing and restructuring objectives, implementation of the Company's continuing strategy shift, and his demonstrated leadership. Based on this evaluation, the Compensation Committee awarded an incentive payment of 100% of Mr. Ousley's target incentive compensation level which was 80% of his year-end annualized base salary.

     The Compensation Committee is satisfied that the cash compensation and long-term incentive plans in the form of stock option and restricted stock awards provided to the CEO and to the executive officers of the Company are structured and have operated to create a high degree of alignment with increased profitability and shareholder value.

     Grant A. Dove         Marcelo A. Gumucio         W. Donald Bell

PERFORMANCE GRAPH

     The following performance graph compares the cumulative stockholder return on the Company's Common Stock with the S&P 500 Composite Stock Index and the Nasdaq Computer and Data Processing Stock Index. The comparison assumes $100 was invested as of August 1, 1992 (the date of the spin-off of the Company from Ceridian Corporation) in Common Stock of the Company and in each of the foregoing indices and assumes reinvestment of dividends. The Nasdaq Computer and Data Processing Stock Index was chosen for comparison purposes because it encompasses over 200 companies, many of which are comparable in size to the Company.

                  COMPARISON OF CUMULATIVE TOTAL RETURN AMONG
                      THE COMPANY, S&P 500 AND PEER GROUP

                               [GRAPHIC OMITTED]

Control Data Systems, Inc.        $100.00      $110.61       $122.73       $83.33          $237.88          $266.67
S&P 500 Composite  Stock Index    $100.00      $104.00       $114.14      $115.70          $159.23          $196.32
NASDAQ                            $100.00      $117.63       $124.50      $151.15          $230.19          $284.18


COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers and directors, and persons who own more than 10 percent of the Company's Common Stock, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent stockholders ("Insiders") are required by Commission regulation to furnish the Company with copies of all Section 16(a) forms they file.

     To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company, during the fiscal year ended December 31, 1996, all Section 16(a) filing requirements applicable to Insiders were complied with.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     Certain Beneficial Owners. The following table shows information concerning each person who to the best of Control Data's knowledge, was the beneficial owner of more than 5% of Control Data Common Stock as of March 17, 1997, which was the most recent practicable date as of which the Company was able to obtain stock ownership information regarding non-management stockholders.

                                                       AMOUNT AND
                                                        NATURE OF       PERCENT
NAME AND ADDRESS OF BENEFICIAL OWNER              BENEFICIAL OWNERSHIP  OF CLASS
------------------------------------------------- --------------------- --------
   Massachusetts Financial Services Company (1) .       887,755         7.0%
     500 Boylston Street
     Boston, MA 02116

   First Bank Systems, Inc. (2)   ...............       752,414         6.0%
     601 2nd Avenue South
     Minneapolis, MN 55402

   Leon G. Cooperman (3) ........................       730,000         5.8%
     c/o Omega Advisors, Inc.
     88 Pine Street, 31st Floor
     New York, NY 10005

----------

(1) Represents sole power to vote 731,155 shares and sole power to dispose of 887,755 shares.

(2) Represents sole power to vote 725,665 shares and sole power to dispose of 505,365 shares.

(3) Represents sole power to vote 583,600 shares and sole power to dispose of 583,600 shares.

     Management Stockholdings. The following table shows the Control Data Common Stock beneficially owned by each Control Data director, each executive officer named in the Summary Compensation Table and by all directors and executive officers (including the named individuals as a group) as of July 7, 1997.

                                                                              AMOUNT AND
                                                                               NATURE OF        PERCENT
NAME AND ADDRESS OF BENEFICIAL OWNER                                     BENEFICIAL OWNERSHIP   OF CLASS
------------------------------------------------------------------------ ---------------------- ---------
    W. Donald Bell   ...................................................         34,999           0.3%
    Grant A. Dove    ...................................................         34,999           0.3%
    Marcelo A. Gumucio  ................................................         34,999           0.3%
    W. Douglas Hajjar   ................................................         59,999           0.5%
    Keith A. Libbey  ...................................................         35,249           0.3%
    James E. Ousley  ...................................................        401,906           3.1%
    Joseph F. Killoran  ................................................        109,206           0.8%
    Dieter Porzel ......................................................         50,001           0.3%
    Ruth A. Rich  ......................................................        104,173           0.8%
    Arnold Rutgers   ...................................................         43,144           0.3%
    All directors and executive officers as a group (12 persons)  ......        989,370           7.3%

----------

(1) Except as otherwise noted, each person or group named in the table has sole power to vote and dispose of all shares listed for such person or group. Of the total number of Mr. Ousley's shares, 16,668 are shares over which Mr. Ousley has sole voting power but which are subject to restrictions on disposition. Shares not currently outstanding but deemed beneficially owned by virtue of the right of the person to acquire them as of July 7, 1997, or within 60 days of such date (on or before September 5, 1997), are treated as also outstanding only when determining the amount and percent owned by such person or by the group. Shares covered by unexercisable portions of options are not considered outstanding but are subject to the receipt of cash therefor in connection with the Merger. Such additional shares so considered outstanding are as follows: Mr. Bell, 34,999 shares; Mr. Dove, 34,999 shares; Mr. Gumucio, 34,999 shares; Mr. Hajjar, 34,999 shares, Mr. Libbey, 34,999 shares; Mr. Ousley, 351,677 shares; Mr. Killoran, 107,400 shares; Mr. Porzel, 50,001 shares; Ms. Rich, 103,230 shares; Mr. Rutgers, 41,849 shares; all directors and executive officers as a group, 906,825 shares.

                                                                         ANNEX B

                                  [LETTERHEAD]

July 8, 1997

Board of Directors
Control Data Systems, Inc.
4201 Lexington Avenue North
Arden Hills, MN 55126

Gentlemen:

You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the holders of the outstanding shares of Common Stock, par value $0.01 per share ("Common Stock") of Control Data Systems, Inc. (the "Company"), of the terms of the Transaction (as hereinafter defined). For the purposes of this opinion, the "Transaction" means collectively the transactions described below pursuant to that certain Agreement and Plan of Merger among the Company, CDSI Holding Corporation ("Parent"), a Delaware corporation, and CDSI Acquisition Corp. ("Acquisition"), a wholly owned subsidiary of Parent to be dated July 8, 1997 (the "Agreement").

As more specifically set forth in the Agreement, and subject to certain terms and conditions thereof, Acquisition has agreed to purchase all of the outstanding shares of Common Stock at a price of $20.25 per share. Following the closing of the Tender Offer, Acquisition will be merged with and into the Company (the "merger"), and each outstanding share of Common Stock not acquired by Acquisition pursuant to the Tender Offer portion of the Transaction will be converted into the right to receive $20.25 in cash (other than shares of Common Stock held in the treasury of the Company or any subsidiary thereof).

In the ordinary course of its services, Cowen & Company ("Cowen") is regularly engaged in the valuation and pricing of businesses and their securities and in advising corporate securities issuers on related matters.

In arriving at our opinion, Cowen has, among other things:

(1) reviewed Control Data's financial statements for the fiscal years ended December 31, 1995 and December 31, 1996 and for the three month periods ended March 31, 1996 and March 31, 1997 and certain publicly available filings with the Securities and Exchange Commission and certain other relevant financial and operating data of the Company;

(2)  reviewed a draft of the Agreement;

(3)  held  meetings and  discussions  with senior  management  of the Company to
     discuss  the  business,   operations,   competitive  position,   historical
     financial results and future prospects of the Company;

(4) reviewed financial projections furnished to us by the management of the Company, including, among other things, the capital structure, sales, net income, cash flow, capital requirements and other data of the Company we deemed relevant;

(5) reviewed Cowen research estimates and First Call EPS consensus estimates for the Company (collectively, the "Estimates");

(6) reviewed certain financial and stock market information regarding the Company, in comparison with similar information regarding certain other publicly traded companies which we deemed relevant;

(7) considered the financial terms, to the extent publicly available, of selected recent business transactions which we deemed to be comparable in whole or in part to the Transaction;

(8) analyzed the projections provided by the management of the Company for the cash flows generated by the Company and its business units to determine the present value of the discounted cash flows;

(9) reviewed the historical prices, price/earnings ratios and trading activity of the Company Common Stock from July 31, 1992 to July 8, 1997 and compared those trading histories with those of other companies which we deemed relevant;

(10) reviewed the premiums implied by the Agreement in comparison with premiums paid in other recent acquisitions and transactions deemed to be relevant;

(11) conducted such other studies, analysis, inquiries and investigations as we deemed appropriate.

Cowen was not requested to, and did not, solicit third party indications of interest in acquiring all or substantially all of the stock or assets of the Company or the assets of any of its business units.

On July 8, 1997, the closing price of the Common Stock of the Company in the last transaction reported by NASDAQ was $15.6875 per share.

In rendering our opinion, we relied upon the Company's management with respect to the accuracy and completeness of the financial and other information furnished to us as described above. With respect to the financial projections furnished to us by management of the Company, we have also assumed, with your consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgements of the Company' management. In addition, with respect to the Estimates, the management of the Company confirmed that such Estimates provide a reasonable basis for our opinion. With your consent, we have relied upon such projections and the Estimates in preparing our opinion.

We have not assumed any responsibility for independent verification of such information, including financial information, nor have we made an independent evaluation or appraisal of any of the properties or assets of the Company.

With respect to all legal matters relating to the Company and Transaction, we have relied on the advice of legal counsel to the Company. We have also assumed that the Transaction will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. Our opinion is based on economic, monetary, market and other conditions existing on the date hereof.

Cowen will receive a fee for rendering this opinion. In addition, in the ordinary course of its business, Cowen trades the debt and equity securities of the Company for its own account and for the accounts of its customers, and, accordingly, it may at any time hold a long or short position in such securities.

On the basis of our review and analysis, as described above, it is our opinion as investment bankers that, as of the date hereof, the financial terms of the Transaction are fair, from a financial point of view, to the stockholders of the Company (other than Parent and its affiliates).

This letter does not constitute a recommendation to any holders of common stock to tender or not to tender their shares in the Transaction or how to vote in any shareholder vote with respect to the Transaction.

Very truly yours,

/s/ Cowen & Company
Cowen & Company

                                 EXHIBIT INDEX



EXHIBIT                                     DESCRIPTION
-------                                     -----------
(a)(1)     Form of Offer to Purchase dated July 15, 1997.

(a)(2)     Form of Letter of Transmittal

(a)(3) Text of Joint Press Release issued by Control Data Systems, Inc. and CDSI Holding Corporation dated July 9, 1997.

(a)(4) Form of Letter to Stockholders from Control Data Systems, Inc. dated July 15, 1997 (included immediately prior to Schedule 14D-9 Cover
           Page).

(a)(5)     Opinion  of Cowen  &  Company  dated  July  8,  1997  (See Annex B of
           Schedule 14D-9)

(c)(1) Agreement and Plan of Merger, dated as of July 8, 1997, by and among Control Data Systems, Inc., CDSI Holding Corporation and CDSI Acquisition Corp.

(c)(2) Letter to CDSI Holding Corporation by Welsh, Carson, Anderson & Stowe VII, L.P. and WCAS Capital Partners III, L.P. dated July 8, 1997